Filed by Tele Centro Oeste Celular Participações S.A.

pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Tele Centro Oeste Celular Participações S.A.

Commission File No.: 001-14489

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Investors in American Depositary Shares (“ADSs”) of Telesp Celular Participações S.A. (“TCP”), Tele Centro Oeste Celular Participações S.A. (“TCO”), Tele Sudeste Celular Participações S.A. (“TSD”) and Tele Leste Celular Participações S.A. (“TLE”) and U.S. holders of ordinary shares and preferred shares of TCP, TCO, TSD, TLE and Celular CRT Participações S.A. (“CRTPart” and, together with TCP, TCO, TSD and TLE, the “Companies”) are urged to read the U.S. prospectus (which, in the case of holders of ADSs or U.S. holders of shares of TCP, serves as an information statement) because it contains important information. The U.S. prospectus prepared for holders of ADSs of TCO, TSD and TLE and for U.S. holders of ordinary shares and preferred shares of TCO, TSD, TLE and CRTPart (which also serves as an information statement for holders of ADSs of TCP and U.S. holders of shares of TCP) has been filed with the SEC as part of Registration Statement on Form F-4 of TCP, as amended, which Registration Statement has been declared effective. Investors and security holders may obtain a free copy of the U.S. prospectus and other documents filed by TCP with the SEC at the SEC’s website at www.sec.gov. A copy of the U.S. prospectus may also be obtained for free from TCP.

This communication contains forward-looking statements. These statements are statements that are not historical facts, and are based on estimates of future economic circumstances, industry conditions, company performance and financial results. Statements regarding future financial results, business strategies, future synergies, future costs and future liquidity of the Companies are examples of forward-looking statements. Such statements are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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1.	“Relevant Fact” dated March 29, 2006

VIVO PARTICIPAÇÕES S.A. (current name of Telesp Celular Participações S.A.) PUBLIC COMPANY CNPJ/MF nº 02.558.074/0001-73 - NIRE 353001587.9-2

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.132/0001-69—NIRE 35300005802

RELEVANT FACT

The management of Vivo Participações S.A., the new name of Telesp Celular Participações S.A. (“Vivo”) and of Tele Centro Oeste Celular Participações S.A. (“TCO”), hereby announces that, as the corporate restructuring described in the Relevant Fact dated as of December 4, 2005 was duly approved in the extraordinary general shareholders’ meetings of the applicable companies held on February 22, 2006 (as set forth in the respective minutes published on February 24, 2006), the shareholders of TCO and the shareholders of Tele Sudeste Celular Participações S.A. (“TSD”), Tele Leste Celular Participações S.A. (“TLE”) and Celular CRT Participações S.A. (“Celular CRT”) have become shareholders of Vivo. As a result of the corporate restructuring, TCO has become a wholly owned subsidiary of Vivo, and TSD, TLE and Celular CRT have merged with and into Vivo with Vivo as the surviving company.

As the deadline for the exercise of appraisal rights occurred on March 27, 2006, and given that the approval of the corporate restructuring by the extraordinary general shareholders’ meetings will not be reconsidered, payment to shareholders who exercised appraisal rights will begin on March 31, 2006 in the manner described below.

To shareholders whose shares were merged or cancelled (as the case may be) and who, due to the exchange ratios, are entitled to fractional shares, pro rata payments will be made for those fractional shares based on the net market value of all grouped fractional shares, to be determined through an auction (or auctions, if applicable) to be held at Bolsa de Valores de São Paulo—Bovespa beginning on April 19, 2006. These payments to shareholders will be made no later than 5 business days after the date on which the last auction is held, which date shall be publicized at the appropriate time.

Payments to shareholders who have exercised their appraisal rights, as well as payments for fractional shares at values determined through the auction (or auctions) described above, shall be made as follows:

(a) Shareholders must present themselves at any branch of the bank ABN AMRO Real S.A. of their choice to receive the respective amounts;

(b) The amounts to be paid to shareholders whose shares are held in custody with the Companhia Brasileira de Liquidação e Custódia—CBLC (the Brazilian Settlement and Custody Company) will be credited directly to that company, which will pass the amounts on to shareholders through the applicable custody agents; and

(c) For those shareholders whose shares are blocked or whose records are not updated, the amounts will be available for payment to those shareholders at Banco ABN AMRO Real S.A. upon presentation of the proper documents evidencing their identities or the unblocking of their shares, as the case may be.

Additional information regarding the payment of these amounts may be obtained at any branch of Banco ABN AMRO Real S.A., the depositary institution for the book-entry shares of Vivo, or by calling Vivo’s Investor Relations Department at +55 (11) 5105-2276 (Mr. Charles Edward Allen).

São Paulo, March 29, 2006

VIVO PARTICIPAÇÕES S.A.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

Ernesto Gardelliano

Director of Investor Relations

Notice: Investors in American Depositary Shares (“ADSs”) of TCP, TCO, TLE and TSD and U.S. holders of common shares and preferred shares of TCP, TCO, TLE, TSD and Celular CRT are urged to read the Prospectus, dated January 24, 2006, of TCP relating to the corporate restructuring described above because it contains important information (which Prospectus also serves as an information statement for holders of ADSs of TCP and U.S. holders of shares of TCP). Investors and security holders may obtain a free copy of the Prospectus and other documents filed by TCP with the SEC at the SEC’s website at www.sec.gov. A copy of the Prospectus may also be obtained for free from Vivo.

This Relevant Fact is a free translation of the Portuguese original.

In case of discrepancies, the Portuguese version will prevail.

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